Filed pursuant to General Instruction II.K.
                                                of Form F-9; File No. 333-89714.
PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JUNE 6, 2002)

                                    [GRAPHIC]

                                 US$400,000,000

                                HUSKY ENERGY INC.

                              6.25% NOTES DUE 2012

                                     -------

         The notes will bear interest at the rate of 6.25% per year. Interest on the notes is payable on June 15 and December 15 of each year, beginning on December 15, 2002. The notes will mature on June 15, 2012. We may redeem some or all of the notes at any time. The redemption prices are discussed under the caption "Description of the Notes -- Optional Redemption." We may also redeem all of the notes at any time in the event that certain changes affecting Canadian withholding taxes occur.

                                     -------

         INVESTING IN THE SECURITIES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 26 OF THE ACCOMPANYING PROSPECTUS.

         Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

         We are permitted to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. Thus, they may not be comparable to the financial statements of United States companies.

         Owning the securities described herein may subject you to tax consequences both in the United States and Canada. This prospectus supplement may not describe these tax consequences fully. You should read the tax discussion contained in this prospectus supplement.

         Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely because we are incorporated in Canada, all of our officers and directors and some of the experts named in this prospectus supplement or accompanying prospectus are not residents of the United States, and most of our assets are located in Canada.

                                     -------

                                                PER NOTE           TOTAL
                                                --------           -----

Public Offering Price.........................   99.545%        US$398,180,000
Underwriting Discount.........................    0.650%          US$2,600,000
Proceeds to Husky Energy (before expenses)....   98.895%        US$395,580,000


         Interest on the securities will accrue from June 14, 2002 to the date of delivery.

                                     -------

         The underwriters expect to deliver the notes in book-entry form through The Depository Trust Company to purchasers on or about June 14, 2002.

                                     -------

                              Salomon Smith Barney

CIBC World Markets
     Credit Suisse First Boston
          HSBC
               TD Securities
                    BMO Nesbitt Burns
                         RBC Capital Markets
                              Scotia Capital
                                   Tokyo-Mitsubishi International plc

June 7, 2002

                      IMPORTANT NOTICE ABOUT INFORMATION IN
           THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

         This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the notes we are offering and also adds to and updates certain information contained in the accompanying prospectus and the documents incorporated by reference. The second part is the accompanying prospectus, dated June 6, 2002, which gives more general information, some of which may not apply to the notes we are offering. The accompanying base prospectus is referred to as the "prospectus" in this prospectus supplement.

         IF THE DESCRIPTION OF THE NOTES VARIES BETWEEN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS, YOU SHOULD RELY ON THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT.

         YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS. WE HAVE NOT, AND THE UNDERWRITERS HAVE NOT, AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. WE ARE NOT, AND THE UNDERWRITERS ARE NOT, MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS, AS WELL AS INFORMATION IN ANY DOCUMENT INCORPORATED BY REFERENCE THAT WE PREVIOUSLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND WITH THE ALBERTA SECURITIES COMMISSION, IS ACCURATE ONLY AS OF ITS RESPECTIVE DATE.

         In this prospectus supplement, all capitalized terms and acronyms used and not otherwise defined herein have the meanings provided in the accompanying prospectus. In this prospectus supplement, the prospectus and any document incorporated by reference, unless otherwise specified, all dollar amounts are expressed in Canadian dollars, and all financial information is determined using Canadian generally accepted accounting principles which are in effect from time to time, referred to as "Canadian GAAP". "U.S. GAAP" means generally accepted accounting principles which are in effect from time to time in the United States. For a discussion of the principal differences between our financial results as calculated under Canadian GAAP and under U.S. GAAP, you should refer to Note 17 of our consolidated financial statements for the year ended December 31, 2001, incorporated by reference into the prospectus. Unless otherwise specified or the context otherwise requires, all references in this prospectus supplement, the accompanying prospectus and any document incorporated by reference to "Husky", "we", "us" and "our" mean Husky Energy Inc. and its subsidiaries, partnership interests and joint venture investments.

         This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purposes of the offering of the notes offered hereby. Other documents are also incorporated or deemed to be incorporated by reference into the prospectus. See "Where You Can Find More Information" in the prospectus.

         ANY STATEMENT CONTAINED IN THIS PROSPECTUS SUPPLEMENT, THE ACCOMPANYING PROSPECTUS OR ANY DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE INTO THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS FOR THE PURPOSE OF THE OFFERING OF THE NOTES OFFERED HEREBY SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED TO THE EXTENT THAT A STATEMENT CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR IN ANY OTHER SUBSEQUENTLY FILED DOCUMENT THAT ALSO IS OR IS DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS MODIFIES OR SUPERSEDES THAT STATEMENT. ANY STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT BE DEEMED, EXCEPT AS SO MODIFIED OR SUPERSEDED, TO CONSTITUTE PART OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS. THE MODIFYING OR SUPERSEDING STATEMENT NEED NOT STATE THAT IT HAS MODIFIED OR SUPERSEDED A PRIOR STATEMENT OR INCLUDE ANY OTHER INFORMATION SET FORTH IN THE DOCUMENT WHICH IT MODIFIES OR SUPERSEDES.

                                TABLE OF CONTENTS
                              PROSPECTUS SUPPLEMENT


                                                                            PAGE
                                                                            ----

Exchange Rate Data....................................................       S-4
Forward-Looking Statements............................................       S-4
Husky Energy Inc......................................................       S-6
Recent Developments...................................................       S-9
Selected Financial and Operating Information..........................      S-10
Use of Proceeds.......................................................      S-13
Consolidated Capitalization...........................................      S-14
Pro Forma Interest Coverage...........................................      S-14
Credit Ratings........................................................      S-15
Description of the Notes..............................................      S-16
Certain Income Tax Consequences.......................................      S-20
Underwriting..........................................................      S-23
Legal Matters.........................................................      S-24

                                   PROSPECTUS

About this Prospectus.................................................         2
Where You Can Find More Information...................................         3
Forward-Looking Statements............................................         5
Husky Energy Inc......................................................         7
Use of Proceeds.......................................................         7
Interest Coverage.....................................................         8
Description of Debt Securities........................................         8
Risk Factors..........................................................        26
Certain Income Tax Consequences.......................................        28
Plan of Distribution..................................................        28
Legal Matters.........................................................        29
Experts...............................................................        29
Documents Filed as Part of the Registration Statement.................        30

                               EXCHANGE RATE DATA

         We publish our consolidated financial statements in Canadian dollars. In this prospectus supplement, unless otherwise specified, all dollar amounts are expressed in Canadian dollars, references to "dollars" or "$" are to Canadian dollars and references to "US$" are to United States dollars.

         The following table sets out certain exchange rates based on the noon buying rate of The City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "noon buying rate"). These rates are set out as United States dollars per $1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00. On June 7, 2002, the inverse of the noon buying rate was US$0.6527 equals $1.00.

                                    THREE MONTHS ENDED                  YEARS ENDED DECEMBER 31,
                                    ------------------                  ------------------------
                                         MARCH 31,
                                         ---------
                                    2002           2001           2001           2000           1999
                                    ----           ----           ----           ----           ----
High........................    US$0.6342      US$0.6697      US$0.6697      US$0.6969      US$0.6925
Low.........................       0.6200         0.6336         0.6241         0.6410         0.6535
Average (1).................       0.6260         0.6511         0.6446         0.6727         0.6746
Period End..................       0.6266         0.6336         0.6279         0.6669         0.6925

------------------------
(1) The average of the inverse of the noon buying rate on the last day of each month during the applicable period.

                           FORWARD-LOOKING STATEMENTS

         This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Legislation Reform Act of 1995 relating, but not limited, to our operations, anticipated financial performance, business prospects and strategies and which are based on our current expectations, estimates, projections and assumptions and were made by us in light of our experience and our perception of historical trends. All statements that address expectations or projections about the future, including statements about our strategy for growth, expected expenditures, commodity prices, costs, schedules and production volumes, operating or financial results, are forward-looking statements. Some of our forward-looking statements may be identified by words like "expects", "anticipates", "plans", "intends", "believes", "projects", "indicates", "could", "vision", "goal", "objective" and similar expressions. Our business is subject to risks and uncertainties, some of which are similar to other energy companies and some of which are unique to us. Our actual results may differ materially from those expressed or implied by our forward-looking statements as a result of known and unknown risks, uncertainties and other factors.

         You are cautioned not to place undue reliance on our forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predicted outcomes will not occur. The risks, uncertainties and other factors, many of which are beyond our control, that could influence our actual results include, but are not limited to:

         o        changes in general economic, market and business conditions;

         o        fluctuations in supply and demand for our products;

         o        fluctuations in commodity prices;

         o        fluctuations in the cost of borrowing;

         o our use of derivative financial instruments to hedge exposure to changes in commodity prices and fluctuations in interest rates and currency exchange rates;

         o political and economic developments, expropriation, royalty and tax increases, retroactive tax claims and changes to import and export regulations and other foreign laws and policies in the countries in which we operate;

         o        our ability to receive timely regulatory approvals;

         o        the integrity and reliability of our capital assets;

         o        the cumulative impact of other resource development projects;

         o the accuracy of our reserve estimates, production estimates and production levels and our success at exploration and development drilling and related activities;

         o the maintenance of satisfactory relationships with unions, employee associations, joint venturers and partners;

         o competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy;

         o the uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

         o actions by governmental authorities, including changes in environmental and other regulations;

         o the ability and willingness of parties with whom we have material relationships to fulfill their obligations to us; and

         o the occurrence of unexpected events such as fires, blowouts, freeze-ups, equipment failures and other similar events affecting us or other parties whose operations or assets directly or indirectly affect us.

         We caution that the foregoing list of important factors is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. You should also carefully consider the matters discussed under "Risk Factors" included and incorporated by reference in the prospectus. We undertake no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise, or the foregoing list of factors affecting this information.

                                HUSKY ENERGY INC.

OVERVIEW

         We are a Canadian based integrated energy and energy related company headquartered in Calgary, Alberta. Our registered and principal office is located at 707 - 8th Avenue S.W., Calgary, Alberta, T2P 3G7. Our common shares are listed for trading on the Toronto Stock Exchange under the trading symbol "HSE."

         Our operating activities are divided into three segments. The upstream segment includes the exploration for, and the development and production of, crude oil and natural gas in western Canada, offshore the east coast of Canada and in certain international areas. The midstream segment includes heavy crude oil upgrading operations, commodity marketing, and infrastructure operations, which include pipeline, processing, storage and cogeneration. The refined products segment includes the refining of crude oil and marketing of refined petroleum products.

UPSTREAM

         Our portfolio of assets includes properties that produce light, medium and heavy gravity crude oil, natural gas liquids ("NGL"), natural gas and sulphur. We have a high degree of operational control in the upstream operating properties, which accounted for approximately 90% of our total working interest production as of December 31, 2001. Our upstream operations are primarily in western Canada and offshore the east coast of Canada (Jeanne d'Arc Basin). We also have some international upstream operations in China, Indonesia and Libya.

WESTERN CANADA

         Our core areas of operations in western Canada are separated into five regional business units which include: British Columbia and Foothills, Northwest Alberta Plains, East Central Alberta, Lloydminster Heavy Oil and Gas and Southern Alberta and Saskatchewan.

         o The British Columbia and Alberta foothills region has become an area of exploration focus for us. This region is characterized by underdeveloped deep, liquids-rich natural gas reserves and production.

         o The northwest Alberta plains region produces both conventional light oil and natural gas. Activity in this region is focused on increasing natural gas reserves and production from shallow gas assets.

         o The east central Alberta region produces both natural gas and medium gravity crude oil. We have a well developed infrastructure and high working interests in this region and are focused on optimizing reservoir recovery and production.

         o The Lloydminster area is primarily a heavy oil producing region with good primary oil thermal development opportunities. We have a long operating history in this region which has been supported by our upgrader facility, the asphalt refinery and extensive pipeline infrastructure.

         o The Southern Alberta and Saskatchewan area is a mature producing region, characterized primarily by medium gravity crude oil and natural gas. We have high working interests and a well developed infrastructure to expand areas and improve recovery in order to moderate production declines.

         We are also developing a significant presence in the oil sands region located in northeast Alberta. This region holds tremendous long-term growth potential from bitumen extraction and production.

         Western Canada upstream activity in 2001 involved participation in 1,129 wells with an average working interest of 91% and with an overall drilling success rate of approximately 91%, making us the third most active drilling operator in western Canada. Growth in production over the next ten years from western Canada is planned to come from northwestern Alberta plains shallow gas, British Columbia and Alberta foothills deep gas exploration, primary/thermal heavy oil production development in the Lloydminster area and from holdings in the Cold Lake and Athabasca oil sand deposits.

EAST COAST OF CANADA

         Our current offshore east coast Canada exploration and development program is focused primarily in the Jeanne d'Arc Basin on the Grand Banks, offshore the coast of Newfoundland and Labrador, which contains the Hibernia, Terra Nova and White Rose oil fields. We have ownership interests in the Terra Nova and White Rose fields as well as in a number of smaller fields in the central part of the basin. We presently hold approximately a 39% net working interest in the Significant Discovery License areas in the Jeanne d'Arc Basin and a net 42% working interest in the exploration licenses granted to date. We believe that our geotechnical expertise, drilling experience and extensive database in this area provides us with a strong foundation for future development. We also believe that there is further exploration potential in the area, and that our position offshore the east coast of Canada will provide us with growth opportunities for light crude oil production in the medium to long-term.

         o We hold a 12.51% interest in the Terra Nova field which commenced production in January 2002. The Terra Nova field is the second largest discovery on the Grand Banks, after the Hibernia field. Peak production is expected to be approximately 128,000 barrels per day of oil (16,000 barrels per day of oil net to Husky). The Terra Nova development project is the first Grand Banks field to be developed using a floating production storage and offloading system.

         o We are the operator and hold a 72.5% interest in the White Rose field. In March 2002, we announced the decision to proceed with the development of White Rose. Current plans provide for a total of 19 to 21 wells to be drilled to recover between 200 and 250 million barrels of oil over a 10 to 15 year period. Peak production is expected to be approximately 92,000 barrels of oil per day (approximately 66,700 barrels per day of oil net to Husky). The field is expected to begin production by the end of 2005.

INTERNATIONAL

         Our international exploration and development program is focused at Wenchang, China and Madura, Indonesia.

         o On October 13, 2000, we signed a petroleum contract with the China National Offshore Oil Corporation to develop two offshore oil fields in the South China Sea. We hold a 40% interest in the fields, which are expected to achieve peak production of approximately 50,000 barrels of oil per day (20,000 barrels of oil per day net to Husky). The project is 90% complete and is expected to begin production in June 2002. We are also the operator of a 2,200 square mile exploration block surrounding the development project at Wenchang.

         o We are a party to a production sharing contract, which provides for various cost and production sharing arrangements, relating to a 690,400 acre block in the Madura Strait, offshore Java, Indonesia. Ten exploration and appraisal wells have been drilled in the block resulting in discoveries of two natural gas fields. However, the construction of the power plant and development of the natural gas field has been postponed pending resolution of energy market and finance issues arising from the current economic conditions in Indonesia.

MIDSTREAM

         Midstream operations include the upgrading of heavy crude oil feedstock into synthetic crude oil, pipeline transportation and processing of heavy crude oil, storage of crude oil, diluent and natural gas, cogeneration of electrical and thermal energy, and the marketing of our and third party producer's crude oil, natural gas, NGL, sulphur and petroleum coke.

         We own and operate the Husky Lloydminster Upgrader (the "Upgrader"), which processes heavy oil from the Lloydminster and Cold Lake areas of Alberta and Saskatchewan into synthetic crude oil, a premium light gravity oil. The Upgrader's throughput averaged 71,700 barrels per day in 2001 of which 59,500 barrels per day was synthetic crude oil. We are assessing a possible expansion of the Upgrader to 150,000 barrels per day. Front-end engineering and design work for such an expansion will be undertaken in 2002 and a decision on this major growth program will be made following the completion of the work.

         We have been operating a 15 billion cubic feet natural gas storage facility at Hussar, Alberta since April 2000, and we are continuing to evaluate additional gas storage opportunities within western Canada. Our crude oil pipeline systems include approximately 1,900 kilometers of pipeline and are capable of transporting in excess of 528,000 barrels per day of blended heavy crude oil, diluent and synthetic crude oil.

REFINED PRODUCTS

         Refined products operations include refining of heavy and light crude oil, marketing of refined petroleum products, including asphalt and alternate fuels, and processing of grain, primarily for ethanol production. We sell and distribute transportation fuels, including ethanol blended fuels, through 578 independently operated Husky and Mohawk branded petroleum outlets, including service stations, truck stops and bulk distribution facilities located from the west coast of Canada to the eastern border of Ontario.

         We own and operate a refinery at Prince George, British Columbia, which is designed to refine 10,000 barrels per day of light crude oil into a full range of refined petroleum products. The refinery typically operates at maximum capacity to meet market fuel demands. In addition to the refined petroleum product supplied by the Prince George refinery, we have established processing arrangements with other refiners pursuant to which those refiners process crude oil supplied by us into refined products which are then marketed by us. We are pursuing acquisitions and joint venture opportunities to further enhance our existing refining capacity.

         We have been in the paving and specialty asphalt business for over 50 years. We supply asphalt across western Canada and the northwestern and midwestern United States. We have a significant market share of the western Canadian paving asphalt, emulsified asphalt and asphalt products business. We are studying the feasibility of expanding our producing capacity, and all of our asphalt requirements are currently supplied by our Lloydminster, Alberta asphalt refinery.

         We own and operate a 10 million litre per year ethanol production facility in Minnadosa, Manitoba. The plant supplies ethanol to mainly Husky and Mohawk gasolines sold within Manitoba.

                               RECENT DEVELOPMENTS

FIRST QUARTER RESULTS

         On May 1, 2002, we reported net earnings of $126 million ($0.29 per share) in the first quarter of 2002, compared with $192 million ($0.42 per share) in the same quarter of 2001. Cash flow from operations was $373 million ($0.87 per share), as compared with $620 million ($1.46 per share) in the first quarter of 2001.

         Net earnings in the first quarter of 2002 were down from the same period last year, reflecting lower natural gas prices in the quarter. Earnings were positively impacted by the narrowing of heavy/light crude differentials and a lower income tax provision.

         Upstream production during the first quarter of 2002 averaged 288,700 barrels of oil equivalent per day, an increase of 3% from the fourth quarter of 2001 (an increase of seven percent from the first quarter of 2001). Lower commodity prices early in the quarter resulted in some shut-in production. New well tie-ins substantially offset natural declines. During the quarter we received our first production from the Terra Nova field.

         During the first quarter of 2002, 103 exploratory wells were drilled with a 91% success rate. Exploration drilling in western Canada continued to focus on natural gas targets in the predominately winter-only accessible areas of the foothills, deep basin and Alberta northern plain districts.

         First quarter 2002 sales of synthetic crude oil from the Lloydminster Upgrader averaged 71,200 barrels per day, up from 49,700 barrels per day in the fourth quarter of 2001 (up from 56,200 barrels per day in the first quarter of 2001). Production in the fourth quarter of 2001 had been affected by two plant outages. The plant operated at maximum capacity during the first quarter of 2002.

         Sales volume of asphalt products averaged 17,700 barrels per day in the first quarter of 2002, up from the 15,000 barrels per day in the first quarter of 2001 due to a strong winter sales program. This has occurred in spite of reduced demand for asphalt products.

WHITE ROSE OILFIELD DEVELOPMENT

         In March 2002, we and our co-venturer announced our decision to proceed with the development of the White Rose oilfield located offshore the east coast of Newfoundland and Labrador, Canada. The White Rose development plan utilizes a floating production storage and offloading vessel with a peak production capacity of approximately 100,000 barrels of oil per day. Current plans provide for a total of 19 to 21 wells to recover between 200 and 250 million barrels of oil over a 10 to 15 year period. Peak production is expected to be approximately 92,000 barrels per day and production is anticipated to begin by the end of 2005. We own 72.5% of the White Rose oil field.

         Development costs for the White Rose project are expected to be approximately $2.35 billion with approximately $2 billion incurred by the time production begins. Full field operating costs are expected to be approximately $2 billion over the 15-year life of the field. Operating costs during peak production are expected to average approximately $3.30 per barrel.

                  SELECTED FINANCIAL AND OPERATING INFORMATION

         The following table sets forth our selected consolidated financial and operating information for the years ended December 31, 1999, 2000 and 2001 derived from our audited consolidated financial statements which have been audited by KPMG LLP and our unaudited consolidated financial statements for the three months ended March 31, 2001 and 2002. Our consolidated financial statements are prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. For a discussion of the principal differences between our financial results as calculated under Canadian GAAP and under U.S. GAAP, you should refer to Note 17 of our consolidated financial statements for the year ended December 31, 2001, incorporated by reference into the prospectus. You should read this selected consolidated financial information in conjunction with our audited consolidated financial statements and the related notes, our unaudited consolidated interim financial statements, and other information included in the documents incorporated by reference in the prospectus.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                                          THREE MONTHS ENDED        YEARS ENDED DECEMBER 31,
                                                                          ------------------        ------------------------
                                                                               MARCH 31,
                                                                               ---------
(MILLIONS OF DOLLARS, EXCEPT RATIOS)                                      2002       2001(6)       2001       2000       1999
------------------------------------                                      ----       -------       ----       ----       ----
                                                                              (UNAUDITED)
INCOME STATEMENT ITEMS:
  Sales and operating revenues, net of royalties.....................      $1,359         $1,780    $6,627     $5,090     $2,794
  Net earnings.......................................................         126            192       701        464         43
CASH FLOW STATEMENT ITEMS:
  Cash flow from operations..........................................        $373           $620    $1,946     $1,399       $517
  Capital expenditures...............................................         426            351     1,473        803        706
BALANCE SHEET ITEMS (AT PERIOD END):
  Total assets.......................................................      $9,730         $8,991    $9,503     $8,902     $4,815
  Total debt.........................................................       2,302          2,170     2,192      2,378      1,382
  Shareholders' equity (1)...........................................       4,564          4,133     4,583      4,039      1,995
OTHER FINANCIAL DATA AND RATIOS:
  EBIT (2)...........................................................        $210           $390    $1,235     $1,018       $273
  EBITDA (3).........................................................         431            582     2,042      1,499        566
  Interest expense (4)...............................................          33             40       152        144         94
  Total debt to EBITDA (3)(5)........................................        1.3x           1.2x      1.1x       1.6x       2.4x
  EBITDA to interest expense (3)(4)..................................       13.1x          14.6x     13.4x      10.4x       6.0x
  Total debt to total capitalization (1).............................         34%            34%       32%        37%        41%

------------------------

(1) 1999 shareholders' equity and total capitalization include loans to shareholders of $1,743 million.

(2) EBIT represents earnings from operations before interest, income taxes, ownership charges and other non-recurring items.

(3) EBITDA represents earnings from operations before interest, income taxes, depletion, depreciation and amortization, ownership charges and other non-recurring items. EBITDA is presented because it is frequently used to evaluate a company's ability to service debt. We believe that EBITDA, while providing useful information, should not be considered in isolation or as a substitute for net earnings, as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity.

(4) Interest expense includes both expensed and capitalized interest payments as well as interest income.

(5)      Trailing twelve-month period.

(6) Restated to reflect the adoption, effective January 1, 2002, of the recommendations of the Canadian Institute of Chartered Accountants on foreign currency translation.

SELECTED SEGMENTED FINANCIAL INFORMATION

         The following table sets forth certain segmented financial information for us and our business units for the periods indicated.

                                                                                    THREE MONTHS     YEARS ENDED DECEMBER 31,
                                                                                    ------------     ------------------------
                                                                                   ENDED MARCH 31,
                                                                                   ---------------
(MILLIONS OF DOLLARS)                                                               2002    2001      2001       2000     1999
---------------------                                                               ----    ----      ----       ----     ----
UPSTREAM
  Gross revenue.................................................................      $586    $855     $2,667     $2,055    $765
  Royalties.....................................................................        75     184        471        327      94
  Hedging.......................................................................        --      --         --        155      69
  Net revenue...................................................................       511     671      2,196      1,573     602
  Costs and expenses............................................................       152     129        648        370     204
  EBITDA........................................................................       359     542      1,548      1,203     398
  Operating profit (EBIT).......................................................       159     368        820        796     175
MIDSTREAM
  Upgrading Operations
    Gross margin................................................................       $75    $133       $428       $321    $172
    Operating costs.............................................................        36      69        192        158     114
    EBITDA......................................................................        40      59        249        165      65
    Operating profit (EBIT).....................................................        35      56        232        149      49
  Infrastructure and Marketing
    Gross margin................................................................       $58     $55       $197       $117     $95
    EBITDA......................................................................        56      54        189        111      90
    Operating profit (EBIT).....................................................        52      50        172         96      77
REFINED PRODUCTS
  Light Oil Products
    Gross margin................................................................       $18     $20        $96        $81     $95
    Operating expenses..........................................................         7       7         30         27      25
    EBITDA......................................................................        12      10         50         41      55
    Operating profit (EBIT).....................................................         6       4         25         19      35
  Asphalt Products
    Gross margin................................................................        $7      $9       $106        $38     $22
    EBITDA......................................................................         6       8        105         36      20
    Operating profit (EBIT).....................................................         4       6         99         30      14

SELECTED OPERATING INFORMATION

         The following table sets forth certain historical operating information for us and our business units for the periods indicated. In this table, "bbls", "mbbls" and "mmbbls" means barrels, thousand barrels, and million barrels, respectively, "mmcf" and "bcf" means million cubic feet and billion cubic feet, respectively, and "mboe" and "mmboe" means thousand barrels of oil equivalent and million barrels of oil equivalent, respectively, with natural gas converted to oil on the basis of six thousand cubic feet of natural gas equals one barrel of oil.

                                                                                 THREE MONTHS       YEARS ENDED DECEMBER 31,
                                                                                 ------------       ------------------------
                                                                               ENDED MARCH 31,
                                                                               ---------------
                                                                               2002      2001      2001       2000       1999
                                                                               ----      ----      ----       ----       ----
UPSTREAM
DAILY PRODUCTION (before royalties)
    Light/medium crude oil and NGL (mbbls/day)..............................     117.5     115.5     112.0       63.6       26.5
    Heavy crude oil (mbbls/day).............................................      76.9      56.9      65.4       53.5       42.1
    Natural gas (mmcf/day)..................................................     566.0     584.0     572.6      358.0      250.5
                                                                                 -----     -----     -----      -----      -----
    Total barrels of oil equivalent (mboe/day)..............................     288.7     269.7     272.8      176.8      110.4
                                                                                 =====     =====     =====      =====      =====

PROVED RESERVES (after royalties)
    Light/medium crude oil and NGL (mmbbls)
        Canada................................................................................         339        336        117
        International.........................................................................          37         35          6
        Total.................................................................................         376        371        123
    Heavy crude oil (mmbbls)
        Western Canada........................................................................         164        110         96
    Natural gas (bcf)
        Canada................................................................................       1,559      1,435        772
        International.........................................................................         115        110        110
        Total.................................................................................       1,674      1,545        882
    Total barrels of oil equivalent (mmboe)...................................................         819        739        366

UNDEVELOPED LAND HOLDINGS (thousands of net acres)
        Alberta...............................................................................       5,373      5,616        692
        Saskatchewan..........................................................................       1,921      2,639        586
        British Columbia......................................................................         141        173         66
        Manitoba..............................................................................          75        162         --
    Total Western Canada......................................................................       7,510      8,590      1,344
        Northwest Territories and Arctic......................................................         409        409        417
        Eastern Canada........................................................................       1,471      1,489        258
    Total Canada..............................................................................       9,390     10,488      2,019
        International.........................................................................         697        221        389
    Total.....................................................................................      10,087     10,709      2,408

                                                                           THREE MONTHS ENDED      YEARS ENDED DECEMBER 31,
                                                                           ------------------      ------------------------
                                                                                MARCH 31,
                                                                                ---------
                                                                             2002       2001      2001       2000       1999
                                                                             ----       ----      ----       ----       ----
MIDSTREAM
UPGRADING OPERATIONS
    Volume throughput (mbbls/day).......................................     76.6       75.1      71.7       70.0       71.8
    Synthetic crude oil sales (mbbls/day)...............................     71.2       56.2      59.5       60.6       61.9
    Upgrading differential ($/bbl)......................................    $9.85     $21.61    $17.91     $13.77      $6.49
    Unit operating costs ($/bbl)........................................     5.15      10.11      7.35       6.17       4.35
INFRASTRUCTURE AND MARKETING
    Aggregate pipeline throughput (mbbls/day)...........................      469        550       537        528        394
REFINED PRODUCTS
LIGHT OIL PRODUCTS
    Number of fuel outlets..............................................      578        579       580        579        597
    Fuel sales volume (million litres/day)..............................      7.2        7.4       7.6        7.4        7.6
    Refinery throughput (mbbls/day).....................................     10.9       10.9      10.2        9.2       10.2
ASPHALT PRODUCTS
    Sales volume (mbbls/day)............................................     17.7       15.0      21.4       20.2       17.1
    Refinery throughput (mbbls/day).....................................     25.2       22.2      23.7       23.4       17.9

                                 USE OF PROCEEDS

         The net proceeds to us from this offering will be approximately US$394.6 million ($604.6 million, based on the noon buying rate on June 7, 2002), after deducting underwriting discount and estimated expenses payable by us of approximately US$3.6 million. The net proceeds received by us from the sale of the notes will be used, in part, to repay bank indebtedness. The balance will be used to fund expenditures relating to our primary areas of operation in western Canada, offshore the east coast of Canada, the Wenchang oil fields in the South China Sea and in the Madura Strait area offshore Indonesia. The net proceeds that are not utilized immediately will be invested in short-term marketable securities.

                           CONSOLIDATED CAPITALIZATION

         The following table summarizes our consolidated capitalization at March 31, 2002, as adjusted to give effect to the issuance of the notes offered by this prospectus supplement and the application of the net proceeds as described under "Use of Proceeds". You should read the selected unaudited financial information included elsewhere in this prospectus supplement. All U.S. dollar amounts have been converted to Canadian dollars using the exchange rate of US$0.6266 equals $1.00 at March 31, 2002.

                                                                                         MARCH 31, 2002
                                                                                         --------------
(MILLIONS OF DOLLARS)                                                               ACTUAL      AS ADJUSTED
---------------------                                                               ------      -----------
                                                                                           (UNAUDITED)
Short-term debt.................................................................        $120                $--
                                                                                        ----                ---

Long-term debt, including portions due within one year:
  Revolving syndicated credit facility..........................................         385                --
  Senior notes and debentures...................................................         929               929
  Medium term notes.............................................................         600               600
  Senior secured bonds..........................................................         268               268
  Notes offered hereby..........................................................          --               638
                                                                                          --               ---

Total long-term debt............................................................       2,182             2,435
                                                                                       -----             -----

Shareholders' equity:
  8.90% Capital Securities (1)..................................................         359               359
  Common shares.................................................................       3,400             3,400
  Retained earnings.............................................................         805               805
                                                                                         ---               ---

Total shareholders' equity......................................................       4,564             4,564
                                                                                       -----             -----

Total capitalization............................................................      $6,866            $6,999
                                                                                      ======            ======

------------------------

(1) Under U.S. GAAP, the Capital Securities would be included in long-term debt.

                           PRO FORMA INTEREST COVERAGE

         The following pro forma interest coverage ratios, which have been prepared in accordance with Canadian securities requirements, are included in this prospectus supplement in accordance with Canadian disclosure requirements.

         The following consolidated financial ratios are calculated for the twelve month periods ended December 31, 2001 and March 31, 2002 based on audited, in the case of December 31, 2001, and unaudited, in the case of March 31, 2002, financial information. The pro forma financial ratios give effect to the issuance of the notes offered by this prospectus supplement and the application of the net proceeds to repay indebtedness as discussed under "Use of Proceeds". The actual financial ratios do not give effect to the issuance of the notes offered by this prospectus supplement. The pro forma interest coverage ratios set forth below do not purport to be indicative of the actual interest coverage ratios that would have occurred on the foregoing dates. The interest coverage ratios set forth below are not indicative of interest coverage ratios for any future periods. The ratios have been calculated based on Canadian GAAP.

                                                    PRO FORMA            ACTUAL MARCH 31, 2002 (1)(2)            PRO FORMA
                                                    ----------           ----------------------------            ---------
                                                 DECEMBER 31, 2001                                           MARCH 31, 2002 (1)
                                                 -----------------                                           ------------------
Interest coverage ratios on long-term debt:
  Earnings................................               6.9 times                    6.9 times                   5.8 times
  Cash flow...............................              11.6 times                   12.7 times                  10.7 times


------------------------

(1) Based on 2001 financial information that has been restated to reflect the adoption, effective January 1, 2002, of the recommendations of the Canadian Institute of Chartered Accountants on foreign currency translation.

(2) The actual March 31, 2002 interest coverage ratios modify and supersede the March 31, 2002 interest coverage ratios in our prospectus dated June 6, 2002.

         Interest coverage on long-term debt on an earnings basis is equal to earnings before interest on long-term debt and income taxes divided by interest expense and capitalized interest. Interest coverage on long-term debt on a cash flow basis is equal to cash flow from operations before interest expense and cash income taxes divided by interest expense and capitalized interest. For purposes of calculating the pro forma interest coverage ratios set forth in this prospectus supplement, long-term debt includes the current portion of long-term debt.

         Our interest expense, after giving effect to the issuance of the notes offered by this prospectus supplement and the application of the net proceeds to repay indebtedness as discussed under "Use of Proceeds," would amount to $128 million for the 12 month period ended December 31, 2001. Our earnings before interest expense and income tax for the twelve month period ended December 31, 2001 was $1,235 million which is 6.9 times our interest expense for this period.

         Additionally, the above interest coverage ratios have been calculated without including the annual carrying charges relating to our issue of the 8.90% Capital Securities. If our Capital Securities were classified as long-term debt (as they would be under U.S. GAAP), and the annual carrying charges were included in interest expense, our interest coverage ratios would have been as follows:

                                                    PRO FORMA            ACTUAL MARCH 31, 2002 (1)(2)            PRO FORMA
                                                    ----------           ----------------------------            ---------
                                                 DECEMBER 31, 2001                                           MARCH 31, 2002 (1)
                                                 -----------------                                           ------------------
Interest coverage ratios on long-term debt:
  Earnings................................              5.9 times                     5.6 times                   4.9 times
  Cash flow...............................              9.8 times                    10.4 times                   9.0 times

------------------------

(1) Based on 2001 financial information that has been restated to reflect the adoption, effective January 1, 2002, of the recommendations of the Canadian Institute of Chartered Accountants on foreign currency translation.

(2) The actual March 31, 2002 interest coverage ratios modify and supersede the March 31, 2002 interest coverage ratios in our prospectus dated June 6, 2002.

                                 CREDIT RATINGS

         The notes have received ratings of "Baa2" by Moody's Investors Service, Inc. ("Moody's") and "BBB" by Standard & Poor's Corporation ("S&P"). Credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities.

         Moody's credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to the Moody's rating system, debt securities rated Baa are considered as medium-grade obligations, they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain proactive elements may be lacking or may be characteristically unreliable over any great length of time. Such securities lack outstanding involvement characteristics and in fact have speculative characteristics as well. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

         S&P's credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, debt securities rated BBB exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet the financial commitments on the notes. The addition of a plus (+) or minus (-) designation after a rating indicates the relative standing within a particular rating category.

         The credit ratings accorded to the notes by the rating agencies are not recommendations to purchase, hold or sell the notes inasmuch as such ratings do not comment as to market price or suitability for a particular investor. Any rating may not remain in effect for any given period of time or may be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant, and if any such rating is so revised or withdrawn, we are under no obligation to update this prospectus supplement.

                            DESCRIPTION OF THE NOTES

         The following description of the terms of the notes (referred to in the prospectus as the "debt securities") supplements, and to the extent inconsistent therewith replaces the description set forth under "Description of Debt Securities" in the prospectus and should be read in conjunction with such description. Capitalized terms used but not defined in this prospectus supplement have the meanings ascribed to them in the prospectus. In this section only, "we", "us", "our", or "Husky" refers only to Husky Energy Inc. and not any of its subsidiaries, partnership interests or joint venture investments.

GENERAL

         The notes initially will be issued in an aggregate principal amount of US$400,000,000. The notes will mature on June 15, 2012. The notes will bear interest at the rate of 6.25% per annum. Interest will be payable semi-annually on June 15 and December 15 of each year, commencing December 15, 2002, to the persons in whose names the notes are registered at the close of business on the preceding June 1 or December 1, respectively.

         The notes will be our direct unsecured obligations and will rank at least equally and ratably with all of our other unsubordinated and unsecured indebtedness. Upon closing of this offering, we will advance the proceeds of this offering to our subsidiary, Husky Oil Operations Limited ("HOOL"), and HOOL will issue us a note (the "HOOL note") in the amount of such proceeds. The principal amount of the HOOL note, plus accrued and unpaid interest equal to accrued and unpaid interest on the notes, will become due and payable upon any event of default with respect to the notes, and will be fully and unconditionally guaranteed by Husky Oil Limited Partnership ("HOLP"). The HOOL note and the HOLP guarantee will be pledged in favor of the Trustee for the benefit of the holders of the notes. A breach under the collateral documents relating to this pledge will be an event of default under the Indenture. As a result, for so long as this intercompany arrangement and pledge are in place, the Trustee on behalf of the holders of notes will have a claim against HOOL and HOLP in an amount equal to the amount due under the notes and, therefore, the notes will in effect rank pari passu with any unsecured and unsubordinated debt issued or guaranteed by HOOL or HOLP.

         The provisions of the Indenture relating to the payment of Additional Amounts in respect of withholding taxes in certain circumstances (described under the caption "Description of Debt Securities -- Additional Amounts" in the accompanying prospectus) and the provisions of the Indenture relating to the redemption of notes in the event of specified changes in withholding tax law on or after the date of this prospectus supplement (described under the caption "Description of Debt Securities -- Tax Redemption" in the prospectus) will apply to the notes.

         We may from time to time without notice to, or the consent of, the holders of the notes, create and issue additional notes under the Indenture, equal in rank to the notes, in all respects (except for the payment of interest accruing prior to the issue date of the new notes, and except for the first payment of interest following the issue date of the new notes) so that the new notes may be consolidated and form a single series with the notes, and have the same terms as to status, redemption and otherwise as the notes.

         The notes will not be entitled to the benefit of any sinking fund. We may issue debt securities and incur additional indebtedness other than through the offering of notes pursuant to this prospectus supplement.

PLEDGE TERMINATION

         Under the circumstances set forth below, we may terminate the pledge of the HOOL note and the HOLP guarantee.

         We shall notify S&P and Moody's and the Trustee of our intention to exercise our option to terminate the pledge of the HOOL note and the HOLP guarantee at least 45 days prior to the proposed date of such termination (the "Release Date"). In order to effect the termination of the pledge of the HOOL note and the HOLP guarantee, on the proposed Release Date we will deliver to the Trustee an officer's certificate stating that we have satisfied each of the conditions specified below and that we have not been notified by either of S&P or Moody's that the rating assigned to the notes will be downgraded, or receive a negative change in outlook, as a result of the termination of the pledge of the HOOL note and the HOLP guarantee, or notice thereof.

         After delivery of such officer's certificate, we may, at our option and without the consent of the holders of the notes, permanently terminate the pledge of the HOOL note and the HOLP guarantee, PROVIDED THAT at the time of such termination:

         o neither HOOL nor HOLP shall be the primary obligor or guarantor with respect to any Indebtedness, other than Indebtedness which in the aggregate does not exceed an amount equal to 10% of Consolidated Net Tangible Assets;

         o the rating assigned to the notes by each of S&P and Moody's is equal to or higher than BBB- (or equivalent) by S&P or Baa3 (or equivalent) by Moody's; and

         o no event which is, or after notice or passage of time or both would be, an event of default or an event of default has occurred and is continuing under the Indenture.

GOVERNING LAW

         The Indenture provides that it and the notes will be governed by, and construed in accordance with, the laws of the State of New York. In addition, the pledge agreement, the HOOL note and the HOLP guarantee will be governed by, and construed in accordance with the laws of Alberta, Canada, in each case, without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

OPTIONAL REDEMPTION

         The notes will be redeemable, in whole or in part, at our option at any time at a redemption price equal to the greater of:

         o        100% of the principal amount of the notes to be redeemed, and

         o as determined by the Quotation Agent (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (not including any portion of the payments of interest accrued as of the date of redemption), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined below) plus 20 basis points, in either case, plus accrued interest thereon to the date of redemption.

         Notice of any redemption will be delivered by first-class mail at least 30 days, but not more than 60 days, before the redemption date to each holder of the notes to be redeemed.

         Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions of the notes called for redemption.

         "ADJUSTED TREASURY RATE" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

         "COMPARABLE TREASURY ISSUE" means the United States Treasury security or securities selected by the Quotation Agent as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

         "COMPARABLE TREASURY PRICE" means, with respect to any redemption date,
(i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

         "QUOTATION AGENT" means one of the Reference Treasury Dealers, which is appointed by us.

         "REFERENCE TREASURY DEALER" means (i) Salomon Smith Barney Inc. or its affiliates which are primary U.S. Government securities dealers and their respective successors, PROVIDED, HOWEVER, that if it or its affiliates shall cease to be a primary U.S. Government securities dealer in The City of New York (a "Primary Treasury Dealer"), we shall substitute another Primary Treasury Dealer; and (ii) any other Primary Treasury Dealer selected by us.

         "REFERENCE TREASURY DEALER QUOTATIONS" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Quotation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Quotation Agent by such Reference Treasury Dealer at 3:30 p.m. (New York time) on the third business day preceding such redemption date.

BOOK-ENTRY SYSTEM

         The Depository Trust Company (hereinafter referred to as the "Depositary") will act as securities depository for the notes. The notes will be issued as fully registered notes registered in the name of Cede & Co. (the Depositary's nominee) or such other name as may be requested by an authorized representative of the Depositary. One or more fully registered global notes (hereinafter referred to as the "global notes") will be issued for each of the notes, in the aggregate principal amount of the issue, and will be deposited with the Depositary. The provisions set forth under "Description of Debt Securities -- Global Securities" in the prospectus will be applicable to the notes.

         The following is based on information furnished by the Depositary:

         The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a clearing agency registered pursuant to the provisions of Section 17A of the U.S. Securities Exchange Act of 1934. The Depositary also facilitates the settlement among participants of notes transactions, such as transfers and pledges, in deposited notes through electronic computerized book-entry charges in participants' accounts, thereby eliminating the need for physical movement of notes certificates. Direct participants (hereinafter referred to as "direct participants") include:

         o        securities brokers and dealers;

         o        banks;

         o        trust companies;

         o        depositories for Euroclear and Clearstream;

         o        clearing corporations; and

         o        certain other organizations.

         The Depositary is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, LLC, and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others such as brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly, in the case of "indirect participants". The rules applicable to the Depositary and its direct and indirect participants are on file with the SEC.

         Purchases of notes under the Depositary's system must be made by or through direct participants, which will receive a credit for the notes on the Depositary's records. The ownership interest of each "beneficial owner" is in turn to be recorded on the direct and indirect participant's records. Beneficial owners will not receive written confirmation from the Depositary of their purchases but beneficial owners are expected to receive written confirmation providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owners entered into the transaction. Transfers of ownership interests in the global notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners of the global notes representing notes will not receive notes in definitive form representing their ownership interests, except in the event that use of the book-entry system for the notes is discontinued or upon the occurrence of certain other events described in this prospectus supplement.

         To facilitate subsequent transfers, the global notes which are deposited with the Depositary are registered in the name of the Depositary's nominee, Cede & Co., or such other name as may be requested by an authorized representative of the Depositary. The deposit of the global notes with the Depositary and its registration in the name of Cede & Co. or such other nominee effect no change in beneficial ownership. The Depositary has no knowledge of the actual beneficial owners of the global notes representing the notes. The Depositary's records reflect only the identity of the direct participants to whose accounts the notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

         Conveyance of notices and other communications by the Depositary to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

         Neither the Depositary nor Cede & Co. (nor any other Depositary nominee) will consent or vote with respect to the global notes representing the notes. Under its usual procedures, the Depositary mails an "omnibus proxy" to us as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants whose accounts the notes are credited on the applicable record date (identified in a listing attached to the omnibus proxy).

         Principal, premium, if any, and interest payments on the global notes representing the notes will be made to the Depositary. The Depositary's practice is to credit direct participants' accounts on the applicable payment date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payment on that date. Payments by direct and indirect participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with notes held for the account of customers in bearer form or registered in "street name", and will be the responsibility of the direct or indirect participant and not of the Depositary, the Trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to the Depositary is our responsibility or the responsibility of the Trustee, disbursement of these payments to direct participants shall be the responsibility of the Depositary, and disbursement of these payments to the beneficial owners shall be the responsibility of direct and indirect participants. Neither we nor the Trustee will have any responsibility or liability for disbursements of payments in respect of ownership interest in the notes by the Depositary or the direct or indirect participants or for maintaining or reviewing any records of the Depositary or the direct or indirect participants relating to ownership interests in the notes or the disbursement of payments in respect of the notes.

         The Depositary may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to us or the Trustee. Under these circumstances, and in the event that a successor depository is not obtained, notes in definitive form are required to be printed and delivered. We may decide to discontinue use of the system of book-entry transfers through the Depositary (or a successor depository). In that event, notes in definitive form will be printed and delivered.

         The information in this section concerning the Depositary and the Depositary's system has been obtained from sources that we believe to be reliable, but is subject to any changes to the arrangements between us and the Depositary and any changes to these procedures that may be instituted unilaterally by the Depositary.

                         CERTAIN INCOME TAX CONSEQUENCES

         THE FOLLOWING SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PROSPECTIVE INVESTOR AND NO REPRESENTATION WITH RESPECT TO THE TAX CONSEQUENCES TO ANY PARTICULAR INVESTOR IS MADE. ACCORDINGLY, PROSPECTIVE INVESTORS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS FOR ADVICE WITH RESPECT TO THE INCOME TAX CONSEQUENCES TO THEM HAVING REGARD TO THEIR OWN PARTICULAR CIRCUMSTANCES, INCLUDING ANY CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARISING UNDER STATE, PROVINCIAL OR LOCAL TAX LAWS IN THE UNITED STATES OR CANADA OR TAX LAWS OF JURISDICTIONS OUTSIDE THE UNITED STATES OR CANADA.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

         In the opinion of Borden Ladner Gervais LLP, Calgary, Alberta, Canada, our Canadian counsel, the following summary addresses the material Canadian federal income tax considerations of purchasing, owning and disposing of the notes to an initial purchaser of notes under this offering (a "Holder") who, for the purposes of the INCOME TAX ACT (the "ITA"), deals at arm's length with Husky Energy Inc. at all relevant times, is a non-resident of Canada, holds the notes as capital property, and does not use or hold, and is not deemed to use or hold, the notes in connection with a business carried on in Canada. For the purposes of the ITA, related persons (as defined therein) are deemed not to deal at arm's length and it is a question of fact whether persons not related to each other deal at arm's length.

         This summary is based on the current provisions of the ITA and the regulations thereunder, the understanding of Borden Ladner Gervais LLP of the current assessing and administrative practices of the Canada Customs and Revenue Agency (the "CCRA") and all specific proposals to amend the ITA and the regulations thereunder publicly announced by the Minister of Finance (Canada) before the date of this prospectus supplement. This summary does not otherwise take into account or anticipate changes in the law or in the assessment and administrative practices of the CCRA, whether by judicial, governmental or legislative decision or action nor does it take into account tax legislation or considerations of any province or territory of Canada or any jurisdiction other than Canada. This summary is of a general nature only and is not intended to be, and should not be interpreted as, legal or tax advice to any particular Holder of notes.

         The payment of interest, premium, if any, and principal in respect of the notes by Husky Energy Inc. to a Holder will not be subject to non-resident withholding tax under the ITA. No other tax on income (including capital gains) will be payable by a Holder under the ITA in respect of the holding, repayment, redemption or disposition of the notes, or the receipt of interest, premium, if any, or principal thereon, except that in certain circumstances, a Holder who is a non-resident insurer carrying on business in Canada, and elsewhere, may be subject to taxes under the ITA.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

         The following summary describes certain material U.S. federal income tax consequences that may be relevant to the purchase, ownership and disposition of notes by United States persons (as defined below) who purchase notes in this offering at the issue price set forth on the cover of this prospectus supplement and who hold the notes as capital assets ("U.S. Holders") within the meaning of
Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their particular circumstances nor does it deal with persons that are subject to special tax rules, such as dealers in securities or currencies, financial institutions, insurance companies, tax-exempt organizations, persons holding the notes as a part of a straddle, hedge, or conversion transaction or a synthetic security or other integrated transaction, U.S. Holders whose "functional currency" is not the U.S. dollar, and holders who are not U.S. Holders. In addition, this summary does not address the tax consequences applicable to subsequent purchasers of the notes. Furthermore, the discussion below is based upon the provisions of the Code and United States Treasury regulations, rulings and judicial decisions under the Code as of the date of this prospectus supplement, and those authorities may be repealed, revoked or modified (possibly with retroactive effect) so as to result in U.S. federal income tax consequences that may be materially different from those discussed below. There can be no assurance that the Internal Revenue Service ("IRS") will take a similar view as to any of the tax consequences described in this summary.

         PERSONS CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS

CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE OR OF ANY LOCAL OR FOREIGN TAXING JURISDICTION.

         As used in this section, the term "United States person" means a beneficial owner of a note that is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision of the United States, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust, if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (B) the trust has validly made an election to be treated as a U.S. person under applicable United States Treasury regulations.

PAYMENTS OF INTEREST

         Interest on a note will generally be includible by a U.S. Holder as ordinary income at the time the interest is paid or accrued, depending on the U.S. Holder's method of accounting for U.S. federal income tax purposes. In addition to interest on the notes, if any additional amounts are paid on account of Canadian withholding taxes, a U.S. Holder would be required to include such additional amounts in income.

         A U.S. Holder may be entitled to deduct or credit foreign withheld tax, subject to applicable limitations in the Code. For U.S. foreign tax credit purposes, interest income on a note generally will constitute foreign source income and be considered "passive income" or "financial services income". If the applicable rate of Canadian withholding tax is 5% or more, however, interest on the notes will be treated as "high withholding tax interest" for foreign tax credit purposes. The rules governing the foreign tax credit are complex and investors are urged to consult their tax advisors regarding the availability of the credit under their particular circumstances.

SALE, EXCHANGE OR RETIREMENT OF THE NOTES

         Upon the sale, exchange or retirement of a note, a U.S. Holder generally will recognize a taxable gain or loss equal to the difference between the amount realized (reduced by any amounts attributable to accrued but unpaid interest, which will be taxable as ordinary income) and the U.S. Holder's adjusted tax basis in the note. Such gain or loss generally will constitute a long-term capital gain or loss if the note was held by such U.S. Holder for more than one year and otherwise will be short-term capital gain or loss. Under current law, net capital gains of certain non-corporate taxpayers (including individuals) are, under some circumstances, taxed at lower rates than items of ordinary income. Somewhat lower capital gains tax rates may apply to the sale by certain non-corporate taxpayers (including individuals) of notes held for more than five years. The deductibility of capital losses is subject to limitations. In the case of a U.S. Holder who is a United States resident (as defined in Section 865 of the Code), any such gain or loss will generally be treated as U.S. source, unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met.

BACKUP WITHHOLDING AND INFORMATION REPORTING

         In general, information reporting requirements will apply to payments of interest on, and the proceeds of disposition of, a note to U.S. Holders other than certain exempt recipients (such as corporations). In general, backup withholding, at the then applicable rate, will be applicable to a U.S. Holder that is not an exempt recipient if such U.S. Holder:

         o fails to furnish its correct taxpayer identification number which, for an individual, would be his or her Social Security Number;

         o is notified by the IRS that it has failed to properly report payments of interest or dividends; or

         o in some circumstances, fails to certify, under penalties of perjury, that the holder has furnished a correct taxpayer identification number and has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.

         Any amount withheld from payment to a holder under the backup withholding rules will be allowed as a credit against the holder's federal income tax liability and may entitle the holder to a refund, provided the required information is furnished to the IRS. A U.S. Holder that does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS. Holders of notes should consult their tax advisors regarding the application of backup withholding in their particular situation, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available.

                                  UNDERWRITING

         Salomon Smith Barney Inc. is acting as sole bookrunning manager of the offering and is acting as representative of the underwriters named below.

         Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter's name.

UNDERWRITER                                                PRINCIPAL AMOUNT OF
-----------                                                -------------------
                                                                  NOTES
                                                                  -----

Salomon Smith Barney Inc...........................        US$180,000,000
CIBC World Markets Corp............................            36,000,000
Credit Suisse First Boston Corporation.............            36,000,000
HSBC Securities (USA) Inc..........................            36,000,000
TD Securities (USA) Inc............................            36,000,000
BMO Nesbitt Burns Corp.............................            22,000,000
RBC Dominion Securities Corporation................            22,000,000
Scotia Capital (USA) Inc...........................            22,000,000
Tokyo-Mitsubishi International plc.................            10,000,000
                                                               ----------

  Total............................................        US$400,000,000
                                                           ==============



         The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

         The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to dealers at the public offering price less a concession not to exceed 0.40% of the principal amount of the notes. The underwriters may allow, and other such dealers may reallow a commission not in excess of 0.25% of the principal amount of the notes. After the initial offering of the notes to the public, the representatives may change the public offering price and concessions.

         The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

                                                                      PAID BY
                                                                      -------
                                                                    HUSKY ENERGY
                                                                    ------------

Per note...........................................                     0.65%


         In connection with this offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of the notes in excess of the principal amount of the notes to be purchased by the underwriters in this offering, which creates a syndicate short position. Syndicate covering transactions may involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of the notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

         The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

         Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

         The notes are a new issue of securities with no established trading market. The notes will not be listed on any securities exchange or on any automated dealer quotation system. The underwriters may make a market in the notes after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

         We estimate that our total expenses for this offering will be US$1.0 million.

         The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Certain of the underwriters are affiliated with entities that are agents for and members of syndicates of lenders which made available revolving and term facilities to us. We are in compliance in all material respects with the terms of the agreements governing such facilities.

         Because more than 10% of the proceeds of this offering, not including underwriting compensation, will be received by entities who are affiliated with National Association of Securities Dealers, Inc. members who are participating in this offering, this offering is being conducted in compliance with the NASD Conduct Rule 2710(c)(8). Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of securities rated Baa or better by Moody's rating service or BBB or better by S&P's rating service.

         We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

                                  LEGAL MATTERS

         Certain legal matters in connection with the offering will be passed upon for us by Borden Ladner Gervais LLP, Calgary, Alberta, Canada (concerning matters of Canadian law), and by Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York (concerning matters of U.S. law). Certain legal matters in connection with the offering will be passed upon for the underwriters by Blake, Cassels & Graydon LLP, Calgary, Alberta, Canada (concerning matters of Canadian law), and by Shearman & Sterling, Toronto, Ontario, Canada and New York, New York (concerning matters of U.S. law).

         The partners and associates of Borden Ladner Gervais LLP and Paul, Weiss, Rifkind, Wharton & Garrison as a group beneficially own, directly or indirectly, less than 1% of our securities of any class.

================================================================================

                                 US$400,000,000

                                HUSKY ENERGY INC.

                              6.25% NOTES DUE 2012

                                    [GRAPHIC]

                                      -----

                              PROSPECTUS SUPPLEMENT
                                  JUNE 7, 2002

                                      -----

                              SALOMON SMITH BARNEY

                                      -----

                               CIBC WORLD MARKETS

                           CREDIT SUISSE FIRST BOSTON

                                      HSBC

                                  TD SECURITIES

                                BMO NESBITT BURNS

                               RBC CAPITAL MARKETS

                                 SCOTIA CAPITAL

                       TOKYO-MITSUBISHI INTERNATIONAL PLC

                                      -----


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